SECURIT

18001170

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8-67834~~ 8-66503

Received
FEB 22 2018
WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Petrie Partners Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 3900
(No. and Street)

Denver (City) Colorado (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H, LLLP
(Name – *if individual, state last, first, middle name*)

8181 E. Tufts Ave., Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OM RMS

OATH OR AFFIRMATION

I, Jon C. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petrie Partners Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Notary Public

JUDY SHACKELFORD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20074024646
MY COMMISSION EXPIRES JULY 7, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Petrie Partners Securities, LLC
Denver, Colorado

OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of Petrie Partners Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EKS+H LLLP

EKS&H LLLP

February 16, 2018
Denver, Colorado

We have served as the Company's auditor since 2012.

PETRIE PARTNERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2017

Assets

Current assets	
Cash and cash equivalents	$ 1,272,958
Marketable securities owned	3,344,167
Accounts receivable	351,553
Unbilled out-of-pocket expenses	81,158
Total current assets	5,049,836
Goodwill	60,000
Total assets	$ 5,109,836

Liabilities and Member's Equity

Current liabilities	
Due to Parent	$ 28,684
Accounts payable and accrued expenses	664,648
Total current liabilities	693,332
Commitments and contingencies	
Member's equity	4,416,504
Total liabilities and member's equity	$ 5,109,836

See notes to financial statement.

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Petrie Partners Securities, LLC (the "Company"), a Delaware limited liability company is a broker dealer registered with the SEC and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company was first registered as a broker/dealer on November 3, 2004 when its predecessor, Luopan Capital, LLC ("Luopan") an Illinois limited liability company formed in 2002, became registered with the SEC and a registered member of FINRA.

The Company is a wholly owned subsidiary of Petrie Partners, LLC, a Delaware limited liability company (the "Parent"), incorporated on April 26, 2011 under the name Strategic Energy Advisors, LLC ("SEA"). On August 23, 2012, SEA was granted its application to change its name to Petrie Partners, LLC.

The Parent acquired Luopan on May 31, 2012. The Company attained its current form through a series of subsequent events, including: (i) being granted its application to change its name to Strategic Energy Securities, LLC by the Illinois Secretary of State on June 1, 2012; (ii) being granted its application for its continuance in membership by FINRA on September 6, 2012; (iii) being granted its application to change its name to Petrie Partners Securities, LLC by the Illinois Secretary of State on September 20, 2012 ("PPS Illinois"); and (iv) effecting the merger of PPS Illinois into Strategic Energy Securities, LLC, a Delaware limited liability company also wholly-owned by the Parent, on June 11, 2013 and naming the surviving company Petrie Partners Securities, LLC.

The Parent is a boutique investment banking firm offering financial advisory services to the oil and gas industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best efforts underwritings is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statement.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Marketable Securities Owned

In 2017, the Company received publicly-traded marketable securities in lieu of cash payment for success fees from two of its clients. Revenues were recorded on the date the transaction closed at the readily determinable fair value per share. In 2017, the Company sold a portion of these shares for a realized gain. At December 31, 2017, these equities were adjusted through unrealized gains (losses) to reflect the readily determinable fair value at this measurement date.

Unbilled Out-of-Pocket Expenses

In accordance with individually negotiated fee contracts with clients, the Company bills for out-of-pocket expenses that were included in the statement of financial condition. As of December 31, 2017, the Company had incurred, but not yet billed, out-of-pocket expenses totaling $81,158.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. In 2012, the Company adopted new accounting guidance that provides the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that the fair value for a reporting unit is more likely than not greater than the carrying amount for that reporting unit, then the two-step impairment test is unnecessary. Management performed the qualitative analysis and concluded that the two-step impairment test was unnecessary since no indicators of impairment existed at December 31, 2017.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the Parent, its managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2017.

The Tax Cuts and Jobs Act ("Tax Act") was signed into law on December 22, 2017. The Tax Act includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21% effective January 1, 2018; limitations on the deductibility of interest expense and executive compensation; eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; changing the rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; and, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. The Company does not expect the Tax Act to have a financial impact on the Company because, as a limited liability company, it is not subject to federal income tax and the tax effect of its activities accrues to the Parent.

Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

Note 3 - Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy priorities observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following is a description of the valuation methodologies used for assets measured at fair value:

Equities: Valued at the closing price reported on the active market on which the funds and individual securities are traded.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2017 are classified in the tables below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Equities	$ 3,344,167	$ -	$ -	$ 3,344,167

Note 4 – Carried Interest

In January 2014, pursuant to its engagement with Altira Group, LLC, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by Altira Management VI LLC ("Altira GP") in Altira Fund VI L.P. ("Altira Fund"). Altira Fund is a $122 million private venture fund focused on investing in equity and equity-oriented securities of privately held companies in the energy technology sector. The carried interest entitles Altira GP to a share of the discretionary distributions from Altira Fund investment returns equal to 20% (1% net to the Company) of all discretionary distributions after the limited partners in Altira Fund have received a return of their capital invested. As of the January 2014 grant date, the Altira Fund was less than 10% invested and had more than four years of remaining investment period. In determining the fair value of its carried interest, the Company considered (i) the potential timing and range of potential values to be realized on the Altira Fund investments, (ii) the amount of time remaining in the investment period, (iii) the remaining capital to be invested, and (iv) the subordination of distributions to Altira GP relative to the limited partner distributions.

Note 4 – Carried Interest (continued)

As a result of the fair value analysis performed, the Company determined the fair value of the carried interest to be de minimis at the time of grant; therefore, no impairment assessment is required. Future revenues, if any, will be recognized in the period in which distributions are declared by Altira GP.

Note 5 – Contingent Contractual Payment

Pursuant to its engagement with Resource Energy Partners, LLC ("Resource"), in addition to cash compensation received, the Company is also contractually entitled to receive additional compensation equal to the lesser of (a) 1.0% of all distributions by Resource to its members in excess of an amount equal to (i) a return of capital to its members plus (ii) an 8% return on such capital invested from the date invested or (b) $1,250,000 (the "Contingent Contractual Payment"). Resource is a private company formed and initially capitalized in 2015 for the purpose of acquiring, developing, and producing oil and gas.

Note 6 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, the Company agreed to pay the Parent a certain amount per month for its share of administrative and overhead cost borne by the Parent, subject to quarterly adjustments as needed. During the year ended December 31, 2017, the Parent paid most of the Company's client-related out-of-pocket expenses directly. The balance due to the Parent for out-of-pocket expenses as of December 31, 2017 was $28,684, which is included in the accompanying statement of financial condition.

Note 7 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2017 was $817,612, which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital ratio was 0.85 to 1 as of December 31, 2017.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date that the financial statement available for issuance, and has determined the following events requires disclosures.

Effective January 1, 2018, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent a certain amount per month for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed and can be terminated by either party with one month's notice.

Note 8 - Subsequent Events (continued)

On January 11, 2018, the Company received a capital contribution of $250,000 from the Parent for the purpose of supplementing its net capital to comply with the additional net capital requirement associated with a pending firm underwritten initial public offering (the "IPO") in which the Company was participating as co-manager and underwriter. The IPO closed on January 17, 2018.

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Member
Petrie Partners Securities, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Petrie Partners Securities, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC"), with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ending December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The Member
Petrie Partners Securities, LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 16, 2018
Denver, Colorado

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2762**********************MIXED AADC 220
66503 FINRA DEC
PETRIE PARTNERS SECURITIES LLC
1700 N LINCOLN ST STE 3900
DENVER, CO 80203-4539

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins 303-797-0550

2. A. General Assessment (item 2e from page 2) $ 42,716

B. Less payment made with SIPC-6 filed (**exclude interest**) (38,780)
7-18-2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,936

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,936

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petrie Partners Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 18.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 27,680,747
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	796,412
Total additions	796,412
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 28,477,159
2e. General Assessment @ .0015	$ 42,716 (to page 1, line 2.A.)

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Petrie Partners Securities, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Petrie Partners Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP

EKS&H LLLP

February 16, 2018
Denver, Colorado

PETRIE PARTNERS SECURITIES, LLC

EXEMPTION REPORT

Petrie Partners Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Petrie Partners Securities, LLC

I, Jon C. Hughes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

February 16, 2018

Received
FEB 22 2018
WASH, D.C.

PETRIE PARTNERS SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2017

This report is deemed a **PUBLIC DOCUMENT** in accordance with Rule 17a-5(e)(3)